

August 2, 2013

Via E-mail
Marc Fox
Chief Financial Officer
Ladder Capital Finance Holdings LLLP
345 Park Avenue
8th Floor
New York, New York 10154

> **Re:** **Ladder Capital Finance Holdings LLLP**
> **Ladder Capital Finance Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 11, 2013**
> **File No. 333-188224**

Dear Mr. Fox:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Summary Consolidated Financial Information, page 14

1. Please revise the presentation of operating data on page 14 to be consistent with the revised line items on the consolidated statements of income on page F-4 and F-44.

Risk Factors, page 17

The timing of our securitization activities and other factors…..page 27

2.   We note that you use the terms "non-interest revenues" and "net revenues." Please clarify the meaning of these terms and reconcile to the terms used in your statements of income, or revise the language to be consistent with the terms used in reporting your income elsewhere in your document.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net interest income, page 73 and 77

3.   We note your response to comment 5 of our letter dated June 27, 2013. You state that you use derivative hedges to hedge the interest rate risk of your long term assets and not the risks related to your liabilities. Please reconcile this assertion with your disclosure on page 100 that interest rate swap and futures agreements are utilized to hedge against future interest rate increases on your borrowings and potential adverse changes in the value of certain assets that result from interest rate changes. Please clarify.

4.   Given your assertion that you use derivative hedges to hedge the interest rate risk of your long term assets and the disclosure on pages 75 and 79 that you employ these derivative hedges in an effort to hedge the net interest income you earn against the impact of changes in interest rates, please explain to us your basis for not considering derivative results related to hedging net interest in your analysis and discussion of your net interest income.

Critical Accounting Policies

Real Estate Securities, page 91

5.   Please tell us with more specificity how you evaluated the characteristics of the interest-only securities in determining that they qualify for the exemption from derivative accounting afforded by ASC 815-10-15-72 and 73.

Consolidated Statements of Income, page F-4 and F-44

6.   We note the revisions to your income statement presentation. You state that use Article 9 of Regulation S-X as guidance to determine your income statement presentation. In light of this, please tell us your basis for including the subtotal titled "Total net interest income after provision for loan losses and other income" on the face of your statements of income.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Joshua N. Korff, Esq.
        Michael Kim, Esq.
        Kirkland & Ellis LLP